4555 Riverside Drive

Palm Beach Gardens, Florida 33410

August 5, 2025

Via EDGAR Transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tayyaba Shafique and Tracey Houser

Re: ZimVie Inc.

Form 10-K for Fiscal Year Ended December 31, 2024

Form 8-K Filed February 26, 2025

Response dated July 24, 2025

File No. 001-41242

Dear Ms. Shafique and Ms. Houser,

This letter is submitted in response to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, dated July 30, 2025, with respect to review of the above-referenced filings of ZimVie Inc. (“we,” “us,” “our,” “ZimVie” or the “Company”). For your convenience, we have reproduced the text of the Staff’s comment below in bold type, and our response thereto follows such comment.

8-K Filed February 26, 2025

Exhibit 99.1, page 8

1.
We note your response to comment 3. The adjustment that excludes step-up depreciation of property, plant and equipment associated with prior acquisitions for continuing operations results in the presentation of non-GAAP measures which reflect part, but not all, of an accounting concept. As such, the resulting non-GAAP measures substitute individually tailored recognition and measurement methods. Please revise your non-GAAP measures to remove this adjustment in future filings. Refer to Question 100.04 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we will revise our non-GAAP measures in future filings, including prior periods presented, to remove the adjustment that excludes step-up depreciation of property, plant and equipment associated with prior acquisitions.

* * * *

We appreciate the opportunity to respond to your comment. If you have any questions with respect to this letter or if you require additional information, please feel free to contact me directly at 972-740-2989.

Sincerely,

/s/ Richard Heppenstall

Richard Heppenstall

Executive Vice President, Chief Financial Officer and Treasurer of ZimVie Inc.

cc: Heather Kidwell, ZimVie Inc.